Locl, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to Year Ended December 31, 2024

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Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Locl, Inc. Management

We have reviewed the accompanying financial statements of Locl, Inc. (the Company) which comprise the statement of financial position as of inception to year ended December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
November 10, 2025


LOCL, INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)


		As of Inception to December 31, 2024
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	57,930
Total Current Assets		57,930
Non-Current Assets:		
Intangible Assets - net	$	75,412
Total Non-Current Assets		75,412
TOTAL ASSETS		133,342
LIABILITIES AND EQUITY		
Current Liabilities:		
Other Current Liabilities	$	-
Total Current Liabilities		-
Non-Current Liabilities:		
Other Non-Current Liabilities	$	-
Total Non-Current Liabilities		-
TOTAL LIABILITIES		-
EQUITY		
SAFE Note	$	210,000
Accumulated Deficit		(76,658)
TOTAL EQUITY		133,342
TOTAL LIABILITIES AND EQUITY	$	133,342


See Accompanying Notes to these Unaudited Financial Statements



LOCL, INC.
STATEMENT OF OPERATIONS


		Inception to Year Ended December 31, **2024**
Operating Expenses		
General and Administrative Expense	$	17,857
Payroll Expense		41,000
Organizational Costs		19,072
Total Operating Expenses		**77,928**
Total Loss from Operations		**(77,928)**
Other Income (Expense)		
Interest Income	$	1,270
Total Other Income (Expense)		**1,270**
Net Income (Loss)	$	**(76,658)**


See Accompanying Notes to these Unaudited Financial Statements


LOCL, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | | | Retained Earnings | Total Shareholders' |
	# of Shares	$ Amount	APIC	SAFE	(Deficit)	Equity
Inception at 6/4/24	-	-	-	-	-	-
SAFE Notes	-	-	-	210,000	-	210,000
Net income (loss)	-	-	-	-	(76,658)	(76,658)
Ending balance at 12/31/24	-	-	-	210,000	(76,658)	133,342

See Accompanying Notes to these Unaudited Financial Statements

LOCL, INC.
STATEMENT OF CASH FLOWS

		Inception to Year Ended December 31, 2024
OPERATING ACTIVITIES		
Net Income (Loss)	$	(76,658)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash used in Operating Activities		(76,658)
INVESTING ACTIVITIES		
Intangible Assets - net	$	(75,412)
Net Cash used in Investing Activities		(75,412)
FINANCING ACTIVITIES		
SAFE Note	$	210,000
Net Cash provided by Financing Activities		210,000
Cash at the beginning of period		-
Net Cash increase (decrease) for period		57,930
Cash at end of period	$	57,930

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

LOCL, Inc. ("the Company") was formed in Delaware on June 4, 2024. The Company plans to earn revenue using a platform that enables people to discover, create, and participate in local communities. LOCL is designed to make local connection easier by providing tools for organizing community spaces, events, and discussions — all within a mobile-first experience. The platform empowers individuals to build meaningful, real-world relationships and networks around shared interests, causes, and neighborhoods.

The Company's headquarters is in Carlsbad, California. The Company's customers will be global.

The Company will conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized loss on its first year of operation from inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $57,930 in cash and cash equivalents as of December 31, 2024.

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other, in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3-5 years.

Cryptocurrency

As of December 31, 2024, the Company holds cryptocurrency asset consisting of Bitcoin acquired for investment and operational purposes. The Company accounts for Bitcoin as an indefinite-lived intangible asset in accordance with ASC 350 – Intangibles – Goodwill and Other, as it does not meet the definition of cash, a financial instrument, or inventory under U.S. GAAP.

Cryptocurrency is recorded at cost at the time of acquisition and is not subject to amortization but is subject to impairment testing. If the fair value of Bitcoin falls below its carrying amount at any time during the reporting period, an impairment loss is recognized in the income statement. Impairment losses are not subsequently reversed if the fair value recovers.

A summary of the Company's Intangible assets is shown below.

Property Type	Useful Life in Years	2024
Website and App Design	3-5	74,095
Bitcoin	-	1,317
Less Accumulated Amortization	-	-
Totals		**75,412**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company plans to generate revenues by selling a subscription service connecting people to community spaces, events, and discussions. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period and revenue is recognized over the life of the subscription as performance obligations are satisfied.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, utilities, supplies and other miscellaneous expenses.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Organizational and Start-Up Costs

The Company incurred organizational and start-up costs associated with the formation and initial operations of the business. These costs included legal fees, state filing fees, accounting and consulting costs, business registration, and pre-operating activities.

In accordance with ASC 720-15, Start-Up Costs, the Company expensed these costs as incurred. U.S. GAAP does not permit the capitalization of start-up or organizational costs.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Delaware. The Company has incurred loss during its first year of operation and has not recorded any current income tax expense for the year ended December 31, 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term debt obligations.

NOTE 6 – EQUITY

The Company is authorized to issue one class of stock to be designated as "Common Stock". The total number of shares of stock, which the Corporation is authorized to issue, is ten million (10,000,000) shares which shall be designated as Common Stock with par value of $0.00001 per share. The Company had no issued and outstanding shares as of December 31, 2024.

Voting. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of the bylaws relating to voting. Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Dividends. The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Simple Agreements for Future Equity (SAFE)

During the period ending December 31, 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFES is $210,00 as of December 31, 2024. The valuation cap of the agreements entered was $10M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 10, 2025, the date these financial statements were available to be issued.

In April 2025, the Company issued 600,000 Common Shares to its incorporator with a cash consideration of $100.